WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Michael@GoPublicDirect.com

December 7, 2012

Duc Dang
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Shearson American REIT, Inc. Registration Statement on Form S-1 Amendment No. 7. File No. 333-168738

Dear Duc Dang:

We have filed on EDGAR the above Amendment No. 7.

We have attached a Response Table to this correspondence detailing our responses to the comments.

We previously discussed with the staff that we were taking over as SEC counsel to clear this filing.  Thus, you will see significant changes in this filing, including this response letter.  We have reviewed some of the past comment letters and believe the issues have been adequately addressed except for those matters set forth in the staff’s comment letter on Amendment 6, to which we furnish responses and a marked Form 10 as well as a clean Form 10 on EDGAR.

We are also furnishing the tax opinion supplementally attached hereto.

Thank you for your consideration.

Sincerely,

By:	/s/ MICHAEL T. WILLIAMS, ESQ.
Michael T. Williams, Esq.

Comment	Comment & Explanation
Number
1.
Please note that you should have filed a response letter with this amendment addressing our prior comments in our letter dated November 9, 2011. With your next amendment, please include a letter that explains your responses to each of our comments and directs us to the revisions made in response to such comments. Such letter should address our prior comments and the comments included in this letter.

This letter is designed to respond to this comment.  As discussed with the staff, we need not right now go back and give the staff a formal written response such as this to prior comment letters, but we will if the staff advises us in the future that they would like this done.

2.
Considering your history of delinquency in complying with your reporting obligations and your lack of operations and specific business plan, other than qualifying as a REIT, please revise to discuss the purpose of obtaining your reporting obligation by filing this registration statement.

As noted in the current filing, we have taken a number of steps since refocusing on our new business plan to raise capital and become a REIT, as follows:

We have already undertaken significant operational activities in furtherance of our business plan.  Specifically, we have taken the following steps in furtherance of our business plan: We have enriched our knowledge in the real estate market in various states; such as North Carolina, Texas, Illinois, Florida by studying the existing statistics on those markets and by having extensive discussions with many experts in those markets as follows:

	●	Overall we have reviewed 10 properties for development in four states.

	●	The types of properties we have reviewed are all residential multi-family.

	●	Overall we have met with 3 real estate agents in four states.

	●	We have met with 5 real estate owners in four states.

●
We have contacted a FHA/HUD Approved Mortgagee, Berkadia Mortgage, Raleigh, NC. And preliminarily reviewed 5 of the properties as to the feasibility of FHA/HUD financing, under the Section 221(d)4 program. We are in the process of preparing the numerous required exhibits for submission to Berkadia Mortgage Corporation, including:

A. Exhibits Required for the Pre-application Review

1. Narrative Description of Proposed Project.

2. Form HUD-92013, “Application for Multi-family Housing Project,” including developer’s summary cost figures with application fee.

3. Form HUD-92013-E, Supplemental Application and Processing Form (Housing for the Elderly/Disabled).

4. Preliminary sketch plans, consisting of:

a. Survey and Site Plan.

b. Typical unit and building layouts.

c. Ground floor and typical floor plans.

d. Wall section plan.

5. Market Study with comparables.

6. An appraisal with comparable revenues and expenses (Forms HUD-92273 and HUD-92274). If the processing calls for tax credit and/or bond financed applications, a HUD-92264T must be included.

7. Photograph(s) of the property and immediate area

8. Evidence of site control

9. Location map or maps

10. If commercial space involved, show estimated percentage of total square feet and estimated total income.

11. If pre-application is under Section 220, evidence that property is in eligible area.

12. Copy of ground lease (207 Lease Addenda), if any.

13. Phase I Environmental Site Assessment with a narrative environmental report; a Phase II, if applicable.

14. Marketing, Leasing, and (if applicable) Relocation Plan.

15. If state or local grants or loans are anticipated as part of the project, evidence that such funds will be available.

16. Resumes showing experience of owners/sponsor and key principals, organization chart, and sponsor’s current financial statement with HUD Certification.

17. Resumes of Lender’s underwriter, appraiser, and/or market analyst if not submitted prior to the pre-application.

18. If Sponsor is nonprofit, Form HUD-3433, “Request for Preliminary Determination as a Nonprofit Sponsor and/or Mortgagor” and supporting documents.

19. If Sponsor is non-profit, Developer’s Agreement or another document showing relationships and work responsibilities of all parties associated with the transaction.

20. Active Partner Performance System Participate Certification – Electronic or Paper 2530 are acceptable. Also applies to lessees.

21. Disc or removable drive of the underwriting file, exhibits and third party reports.

B. Additional Exhibits at Pre-Application for Substantial Rehabilitation

1. “As is” sketch plans in addition to preliminary sketch plans listed in 8 above.

2. Mortgagor’s architect’s basic work write-up, including summary cost estimates of major trade item groups if a partial (non-gut) rehabilitation.

3. LBP and asbestos test reports for projects constructed prior to 1978. (See Chapter 5 and Chapter 9).

4. Plans for relocation of existing residents affected by work.

5.       Appraisal Exhibits.  Forms HUD-92273, HUD-92274 and HUD-92264T (if applicable), dated no more than 120 days before the date of the pre-application package submission.  If the processing calls for tax credit and/or bond financed applications, a HUD-92264T must also be included.

6. Financial statements for the property for the past three years.

Our discussions with various individuals concerning these properties and projects has included general discussions of acquiring properties directly either ourselves or in a joint venture with others or of developing properties either ourselves or in a joint venture with others, as described above. As of the date of this document, all such discussions have been general and we have no specific plan as to whether we will acquire or develop ourselves or jointly any specific properties or projects. There is no limitation in the amount of funds we may invest in either property acquisition or property development. There is no limitation on or percentage allocation of funds or assets between property acquisition and property development or between 100% ownership or joint venture ownership. All of the individuals and firms we have met with in furthering our business plan described above have indicated that we need to become a fully reporting SEC company with securities qualified for quotation on the OTCBB before proceeding in any more formal manner and thus our plans remain general as described above.

We also have a specific Plan of Operations for the next 12 months, as also disclosed as follows:

our plan of operations for the next 12 months is as follows:

☐
From now until the end of 2013 we plan to raise additional funds in order to be able to cover our operational expenses and have the needed financing to acquire our first piece of real estate. We believe that the proceeds raised in our Officers and Directors will satisfy our cash requirements only until we finish our efforts for additional financing at the end of 2013. If we will not be able to raise any additional funds by the end of 2013 we do not anticipate having the ability to continue our operations. We may need to obtain debt financing to implement our business plan. However, we initially contemplate pursuing equity financing only to cover our expenses and finance our first acquisitions of real estate properties. Of course, there is no assurance that we will be able to raise any future capital in any amount and if we fail to do so investors could lose their entire investment. We estimate the cost of this equity financing if we are able to secure it to be about $150,000.00 primarily legal and accounting costs and filing fees associated with such an offering.

☐
By the end of 2013 we also plan to focus our efforts in order to locate the proper properties for acquisition and do a full estimation and due diligence on them. We also plan to collaborate with existing real estate agents in order to be able to locate more properties and receive offers from properties that are getting sold at opportunistic prices. We also plan to create collaborations with freelancers who will have specific experience and knowledge in certain specialized real estate areas such as appraisers, engineers, archeologists, etc. The freelancers will be used in case by case scenario whenever there is a need for their specialty. We wish to create such collaborations with freelancers in order to have accurate real estate estimations and development plans, and in order to have these services at discount prices. The cost that we estimate to have in order to locate the freelancers will be about $20,000.

☐
In addition, by the end of November 2013, we will try to complete and close a deal for the acquisition of our first property. In case that we will not manage to conclude to a final agreement with the owners of a property; then we will try to locate other real estate opportunities that can be acquired using our stock.

☐
Moreover, by the end of 2013 we believe that we will be able to locate enough real estate opportunities and do a full estimation and due diligence on them so that we will be able to take our first decision to acquire our first property. We estimate that the cost in order to locate a property at an opportunistic price and the cost of the needed due diligence for the first property will be about $30,000.

☐
By the end of 2013, or the first quarter of 2014, we believe that we will be able to close our first deal, do the necessary paperwork and therefore acquire our first property. Moreover, in order to have a diversified portfolio of properties we plan to locate and acquire at least three more properties. Among the properties that we intend to buy are those that generate or will within a period of three months generate income from rent. Overall we plan to spend about 80% of the capital that we will have raised in order to acquire real estate properties in the next twelve months. Assuming that we will manage to raise about $24,000,000 until the end of 2013, we will invest about $16,800,000 in real estate assets. Moreover, we plan to invest up to 5% of our raised funds in more liquid types of assets such as real estate related securities, primarily such as bonds backed by real estate. We plan to keep the rest of our funds in cash. We estimate that the rest of our cash position will be enough to cover all operational expenses of the company at least until the end of the first quarter of 2014.

☐	As soon as we succeed with the above-mentioned targets we intend to continue our business with more efforts to raise additional funds in order to be able to acquire more real estate assets.

In addition, as noted in the filing, we believe that we will be more successful in implementing our business plan and successfully raising additional capital if we become an SEC Reporting Company and get our securities qualified for quotation on an Over The Counter Market that requires SEC Reporting Status instead of remaining a private company. In that connection, we now disclose:

SHEARSON is voluntarily filing this registration statement with the Securities and Exchange Commission and is under no obligation to do so under the Exchange Act. On January 26, 2010, the Company received notice from the U.S. Securities and Exchange Commission in connection with its Order Instituting Administrative Proceedings (“IAP”) pursuant to Section 12(J) of the Securities and Exchange Act of 1934, as amended (“the Exchange Act”). The IAP was instituted since the Company had been deficient in complying with the Company’s obligations under Exchange Act for several years. Specifically, the Company failed to file Form 10-Ks for the years ended December 31, 2000 through December 31, 2007. In addition, the Form 10-Ks for the years ended December 31, 2008 and 2009 were not filed timely. In addition, the Form 10-Qs for 2001 through 2009 were not filed. As a consequence of the Company’s failure to file these reports, all of the Company’s securities were involuntarily deregistered pursuant to 12(j) of the Exchange Act, which in part prohibits broker dealers from effecting transactions in the Company’s securities until the securities are registered. Accordingly, the Company has filed this registration statement Form 10 with the Securities and Exchange Commission so that it is a mandatory reporting company under the 1934 Act which may then make the Company’s securities qualified for quotation and may remove one of the reasons prohibiting broker dealers from effecting transactions in the Company’s securities until the securities are registered.

3.
Please refer to Item 101(a)(2) of Regulation S-K and revise to provide the requested disclosure of a detailed plan of operations, including a disclosure of the estimated costs associated with the steps in the plan and how such costs will be funded.

The Plan of Operations which appears in MDA, and is furnished in this letter in response to Comment 2 above, is furnished in response to this comment as well.

4.
Once you have identified an advisor and have formed your operating partnership, please disclose, in future Exchange Act reports, conflicts of interest between you, the limited partners of the operating partnership, your advisor, and your shareholders.

We have identified and formed our advisor and signed a formal agreement with our advisor,  Shearson American Advisors, LLC, a Delaware limited liability company.  This information is disclosed in Our Advisor, Advisory Agreement and Advisor Compensation in the filing.  Conflicts are described in Risk Factors - Risks Related to Our Relationship with the Advisor and Its Affiliates.

5.	We note that you intend to adopt a share redemption plan. Please provide disclosure regarding the terms of this plan or clarify when such plan will be developed.

We now have no current intention to adopt a share redemption plan and have removed all disclosure related thereto.

6.
We note your disclosure that you intend to primarily invest in multi-family dwellings. However, your disclosure on page 7 indicates that your investment strategy includes retail, office, medical and other commercial properties. Please revise, as appropriate, to clarify what your primary investments will be.

We have revised our disclosure throughout the filing to be more detailed and consistent, such as under “Business:”

We intend to acquire or develop multi-family residential rental real estate and real estate related-assets in the United States. We intend to focus on acquiring or developing properties located in markets and submarkets that we believe to have high growth potential.

Our investment strategy may also include investments in real estate-related assets that we believe present opportunities for significant current income. Such investments may also have what we believe to be opportunities for capital gain, whether as a result of a discount purchase or related equity participations. By related equity participations, we mean that we may not acquire 100% interest in a property but rather a fractional share such as an interest in a joint venture, which would also present an opportunity for capital gains when the entire property or our interest in the property is sold.

We may acquire or develop a wide variety of existing or to be developed multi-family properties.

In addition, our investment strategy may include development projects that we will build or participate in building for sale or lease. For example, depending upon a variety of economic factors such as cost and availability of construction financing and land and labor costs in a specific region in which we intend to operate, we may determine that it may be more profitable to construct real estate ourselves and either lease it and hold for eventual resale or resell directly rather than to acquire existing real estate. We currently believe that we would concentrate on multi-family residential construction projects, although we have no binding contracts, agreements or commitments to do so.

Assuming we raise sufficient funding, our investment strategy is designed to provide investors with a diversified portfolio of primarily consisting of multi-family residential real estate project. However, it is possible that we may only secure funding to acquire or develop one property, in which case our portfolio will not be diversified. Although we have reviewed the real estate markets in the states in which we intend to acquire or develop properties, we have had no contract, agreement or commitment to acquire or develop any property as of the date of this report.

7.
Once you have identified an advisor, in future Exchange Act reports, please disclose the advisor’s identity, when it was formed, the services that it will provide, the amount of compensation to be paid, and the disclosure required by Item 401(c) of Regulation S-K, as applicable. Please revise to clarify here whether the advisor can be a related party to your current control persons.

See response to Comment 2 above detailing that we now have an agreement with an Advisor and detailing the overlapping directorships as well as the fact that the Trustee of the controlling shareholder of the REIT is President and is also Trustee of the sole shareholder of the Advisor.

8.
We note that you identify your public shareholders as holding shares in the Maryland REIT. However, you are filing the Form 10 on behalf of the Nevada Corporation. Please advise or revise as appropriate.

We have revised the chart to correct this scrivener error.

9.	Please clarify when you intend to form the limited partnership.

We will be forming separate limited partnerships for each property acquired or developed.

10.	We note your disclosure regarding month-to-month and short-term leases. Please add a risk factor to address the risk that turn-over presents.

We have currently decided that we do not intend to have these kind of leases so we have removed this language.

11.	We note that you may invest in real estate related assets. Please clarify whether there is any limit on the amount you may invest in such assets.

We now disclose the limitation is 30% of our assets.

12.
We note that the advisor will provide “periodic” valuation reports. It appears that such reports will be used for your net asset value calculation. Please revise to clarify specifically when and how often you will receive a valuation and disclose your net asset value to shareholders.

We have revised the disclosure as follows:  The Advisor will provide our Board of Directors with valuation reports at least annually or more often if required by applicable REIT laws, rules or regulations. In its discretion, our Board of Directors has the right to engage independent valuation experts to confirm the valuation of our investments.

13.	Please provide disclosure regarding the Medicare tax.

We now disclose:  For taxable years beginning after December 31, 2012, certain U.S. stockholders who are individuals, estates or trusts and whose income exceeds certain thresholds will be required to pay a 3.8% Medicare tax. The Medicare tax will apply to, among other things, dividends and other income derived from certain trades or business and net gains from the sale or other disposition of property, such as our capital stock, subject to certain exceptions. Our dividends and any gain from the disposition of our common stock generally will be the type of gain that is subject to the Medicare tax.

14.
We note your disclosure that you determined to be taxed as a REIT based on a review of your assets. It does not appear that you have any assets. Please revise or advise. As the determination of your REIT qualification is a legal conclusion, please identify the qualified party that arrived at such conclusion or advise.

We have furnished the staff as supplemental information attached hereto the opinion of tax counsel on these and all other tax matters in the Form 10.

15.
We note your disclosure that you are “subject to the registration requirements of Section 12(g) because the aggregate value of [your] assets exceeds the applicable threshold of $10 million and [your] common shares of record are held by more than 500 persons.” However, on page 35 you state that you are voluntarily filing. Please revise as appropriate to address this discrepancy.

We have revised the filing to eliminate this reference and to state clearly that we are a voluntary filer, as follows:

We are filing this General Form for Registration of Securities on Form 10 to register our common shares of stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on a voluntary basis.

16.	Please revise the introductory paragraph to remove the reference to additional risk factors that you have not disclosed. Please clarify that all material risks are disclosed in this section.

We now disclose as follows:  In addition to the other information provided in this prospectus, you should carefully consider the following risk factors in evaluating our business before purchasing any of our common stock.  All material risks are discussed in this section.

17.	Please update your disclosure through the most recent quarter.

Updated as follows:  The following table contains information regarding the shareholdings, as of September 30, 2012 of the Company’s current directors and executive officers and those persons or entities who beneficially own more than 5% of its common stock (giving effect to the exercise of any warrants held by each such person or entity which are currently exercisable or may be exercised within 60 days of September 30, 2012):

18.
Please ensure that you provide all of the disclosure required by Item 401 of Regulation S-K. For example only, please provide the ages of all executive officers and directors, the date on which each individual started with you, and the qualifications that led you to select the individuals to serve as directors.

We have revised this entire section to comply with the requirements set forth in this comment.

19.
Please revise your disclosure to clarify that your shares were quoted, not traded, on the OTC-BB. Please ensure that all references to being listed or traded on the OTC-BB are revised to clarify that your shares may be quoted on the OTC-BB.

We have revised this disclosure as follows:  The Company is filing this Registration Statement on Form 10 for the purpose of enabling its common stock to be qualified for quotation on the OTC Bulletin Board. The Company must be notified by the SEC staff that the SEC has no further comments on its Registration Statement on Form 10 prior to the Company being able to secure a qualification for quotation for its stock on the OTC Bulletin Board. The Company will require market makers, who then will have to make an application to the Financial Industry Regulatory Authority, or FINRA, following the date the SEC staff indicates they have no further comments on this Form 10 in order to have the common stock qualified for quotation on the OTC Bulletin Board.

We have made conforming changes throughout the Form 10.

20.	Please update your disclosure through the most recent quarter.

Updated as requested.

21.	We have revised this section to be consistent with the report on Form 8-K filed upon change of auditors.

Donald W. McVay, LLP
P.O. Box 103
Rancho Santa Fe, CA, 92067

December 4, 2012

Shearson American REIT, Inc.
1059 Redondo Drive
Los Angeles, CA. 90019

Re:	U.S. Federal Income Tax Considerations

Dear Ladies and Gentlemen:

We have acted as tax counsel to Shearson American REIT, Inc., a NV corporation (the "Company"), in connection with the Form 10 on Form 10 (the “Form 10”) filed by the Company with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, registering 43,543,541 Class A Common Shares, par value $0.001 per share, of the Company (the "Common Stock"). Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Form 10.

In formulating our opinion herein we have reviewed the Company's organizational documents, the Form 10, and such certificates, including an officer's certificate of the Company dated as of the date hereof (the "Officer's Certificate"), records, and other documents, and statutes, rules, and regulations as we have deemed necessary or appropriate as a basis for the opinion set forth below. In conducting such review for purposes of rendering our opinion we have not conducted an independent investigation of any of the facts set forth in the Form 10, the Officer's Certificate, or any other documents, records, or certificates, and have, consequently, as to relevant factual matters relied upon the Company's representations that the information presented in such documents, records, or certificates or otherwise furnished to us accurately represents and completely describes all such facts, and upon the authenticity of documents submitted to us as originals or certified copies, the accuracy of copies, the genuineness of all signatures and the legal capacity of all natural persons. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way.

Shearson American REIT, Inc.
December 4, 2012

In rendering this opinion we have assumed that (i) the transactions described in or contemplated by any of the aforementioned documents have been or will be consummated in accordance with the operative documents, (ii) the operative documents are enforceable in accordance with their terms, (iii) the Company has been and will continue to be organized and operated in the manner described in the Form 10, the Officer's Certificate and the other relevant documents referred to above, (iv) there have been no changes in the applicable laws of the State of NV, the Internal Revenue Code of 1986, as amended (the "Code"), the regulations promulgated there under by the Treasury Department (the "Treasury Regulations"), and the interpretations of the Code and Treasury Regulations by the courts and the Internal Revenue Service ("IRS"), all as they exist on the date of this letter, (v) the Company will timely file an election to be treated as a REIT commencing with the Company’s 2013 tax year, and such election is not either revoked or intentionally terminated and (vi) the proceeds of any offering will be used to acquire real estate assets in the taxable year ending December 31, 2013 that will generate qualifying income sufficient to satisfy the gross income tests described in Code Sections 856(c)(2) and 856(c)(3). Any material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions.

Based upon and subject to the foregoing, we are of the opinion that:

1.   The Company is organized in conformity with the requirements for qualification as a real estate investment trust (“REIT”) under the Code and the Company’s  method of operation through the date hereof  and, the Company’s proposed method of operation will enable, the Company to meet the requirements for qualification and taxation as a REIT under the Code.

2.   The section of the Form 10 entitled "Material U.S. Federal Income Tax Considerations" identifies and fairly summarizes the U.S. federal income tax considerations that are likely to be material to a holder of Common Stock.

However, such section of the Form 10 is not exhaustive and does not purport to discuss any state or local tax considerations or all possible U.S. federal income tax considerations of the purchase, ownership and disposition of the Common Stock. In addition, the Company's qualification and taxation as a REIT under the Code will depend upon the Company's ability to meet, through actual operating results, distribution levels, diversity of stock ownership, and the various income and asset qualification tests imposed under the Code. Such operating results may not be reviewed by us, and accordingly, no assurance can be given that the actual results of the Company's operations for any one taxable year will satisfy the requirements for REIT qualification. There can be no assurance that the courts or the IRS will agree with this opinion.

Other than as expressly stated above, we express no opinion on any issue relating to the Company or under any other law.

Shearson American REIT, Inc.
December 4, 2012

This opinion is being furnished to the Company in connection with the Form 10 so that the Company may comply with its obligations under the Federal securities laws.

Very truly yours,

/s/ Donald W. McVay
Donald W. McVay LLP
Attorneys at Law

New York University School of Law, LL.M., Taxation, 1980 – 1981

University of Michigan Law School, Juris Doctor, Law, 1974 – 1977

Michigan State University, Bachelor, Business Administration and Finance, 1970 – 1974